February 20, 2015

To:

Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Response to SEC review comments dated February 12, 2015.

Dear Mr. Rosenberg:

Vanc Pharmaceuticals Inc. has received a revised audit letter from our independent auditors.  It appears to management that the revisions address the issues of whether the financial statements comply with IFRS as issued by the IASB, indicate management’s responsibility that the financial statements are in accordance with IFRS as issued by the IASB, and use language that conforms to the PCAOB requirements regarding going concern.

Please advise if the edits on the attached page are acceptable and we will file them with an amended 20F.

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me with any questions at 604.687.2038.

Sincerely,

Amandeep Parmar

/s/

Amandeep Parmar

Chief Financial Officer

Vanc Pharmaceuticals Inc.

MNP LLP

Independent Auditor's Report

To the Shareholders of Vanc Pharmaceuticals Inc.:

We have audited the accompanying consolidated financial statements of Vanc Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at June 30, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vanc Pharmaceuticals Inc. and its subsidiaries as at June 30, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of Matter
~~Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that Vanc Pharmaceuticals Inc. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, indicates the existence of a material uncertainty which may cast substantial doubt about the ability of Vanc Pharmaceuticals Inc. to continue as a going concern.~~ The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, BC

MNP LLP

October 28, 2014
Vancouver, BC

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